Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Fidelity National Title Group, Inc.:
We consent to the use of our reports dated August 16, 2005, except as to Note A to the Combined Financial Statements, which is as of September 26, 2005, with respect to the Combined Balance Sheets of Fidelity National Title Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related Combined Statements of Earnings, Equity and Comprehensive Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, included in the Registrant’s Form S-1, Registration No. 333-126402, dated and filed on September 27, 2005, incorporated by reference in this registration statement.
Our reports refer to a change in accounting for stock-based employee compensation in 2003.
/s/ KPMG LLP
Jacksonville, Florida
November 22, 2005